UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

MOODY’S INVESTORS SERVICE TAKES RATING ACTIONS ON
BANCOLOMBIA AND ITS DEBT
Medellín, Colombia, June 13, 2007
Moody’s Investors Service, Inc. (“Moody’s”) took the following rating actions on Bancolombia S.A. (“Bancolombia”) and its debt:
The following ratings were downgraded:
Bank Financial Strength Rating: Downgrade to D from D+
Long-term Global Local-Currency Deposits: Downgrade to Baa2 from Baa1
Short-term Global Local-Currency Deposits: Downgrade to Prime-3 from Prime-2
Foreign Currency Subordinated Debt: Downgrade to Ba1 from Baa3
The following ratings remain the same:
Long-term Foreign Currency Deposits: Ba3
Short-term Foreign Currency Deposits: Not Prime
All these ratings have stable outlooks
The rating actions reflect Moody’s assessment of the financial impact on Bancolombia’s capital structure from its leveraged acquisition of Banco Agricola of El Salvador. According to Moody’s, the financing of the acquisition, including adjustments for goodwill, recent debt financings and Bancolombia’s upcoming equity issue, will result in lower Tier 1 capital ratios than the ones that Bancolombia has maintained historically, as well as being lower than the Tier 1 ratios of other banks rated D+.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 13, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance